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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                AMENDMENT NO. 1
                                      TO
                                SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                                      and

                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                           Molecular Dynamics, Inc.
                           (Name of Subject Company)

                             APB Acquisition Corp.
                                   (Bidder)

                        Amersham Pharmacia Biotech Inc.
                        Amersham Pharmacia Biotech Ltd
                             Nycomed Amersham plc
                                 (Co-Bidders)

                    Common Stock, $0.01 Par Value Per Share
                        (Title of Class of Securities)

                                  608514 10 5
                                (CUSIP Number)

                               Andrew D. Rackear
                             APB Acquisition Corp.
                      c/o Amersham Pharmacia Biotech Inc.
                             800 Centennial Avenue
                                 P.O. Box 1327
                           Piscataway, NJ 08855-1327
                            Telephone: 732-457-8000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                ---------------

                                  Copies to:

                               John W. Buttrick
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000

                                August 14, 1998

                                ---------------

      Date Tender Offer First Published, Sent or Given to Security Holder

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-------------------------
CUSIP No.     608514 10 5
-------------------------
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     1    NAMES OF REPORTING PERSONS                    APB Acquisition Corp.
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]
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     3    SEC USE ONLY
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     4    SOURCE OF FUNDS                                                  AF
------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                         [ ]
------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware
------------------------------------------------------------------------------
     7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                               None
------------------------------------------------------------------------------
     8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                         [ ]
------------------------------------------------------------------------------
     9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
------------------------------------------------------------------------------
    10    TYPE OF REPORTING PERSON                                         CO
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-------------------------
CUSIP No.     608514 10 5
-------------------------
------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS          Amersham Pharmacia Biotech Inc.
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]
------------------------------------------------------------------------------
     3    SEC USE ONLY
------------------------------------------------------------------------------
     4    SOURCE OF FUNDS                                                  AF
------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                         [ ]
------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware
------------------------------------------------------------------------------
     7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                          1,002,000
------------------------------------------------------------------------------
     8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                         [ ]
------------------------------------------------------------------------------
     9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               8.0
------------------------------------------------------------------------------
    10    TYPE OF REPORTING PERSON                                         CO
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-------------------------
CUSIP No.     608514 10 5
-------------------------
------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS          Amersham Pharmacia Biotech Inc.
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]
------------------------------------------------------------------------------
     3    SEC USE ONLY
------------------------------------------------------------------------------
     4    SOURCE OF FUNDS                                                  AF
------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                         [ ]
------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION        England, United Kingdom
------------------------------------------------------------------------------
     7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                          1,002,000
------------------------------------------------------------------------------
     8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                         [ ]
------------------------------------------------------------------------------
     9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               8.0
------------------------------------------------------------------------------
    10    TYPE OF REPORTING PERSON                                         CO
------------------------------------------------------------------------------


-------------------------
CUSIP No.     608514 10 5
-------------------------
------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS                     Nycomed Amersham plc
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]
------------------------------------------------------------------------------
     3    SEC USE ONLY
------------------------------------------------------------------------------
     4    SOURCE OF FUNDS                                                  BK
------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                         [ ]
------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION        England, United Kingdom
------------------------------------------------------------------------------
     7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                          1,002,000
------------------------------------------------------------------------------
     8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                         [ ]
------------------------------------------------------------------------------
     9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               8.0
------------------------------------------------------------------------------
    10    TYPE OF REPORTING PERSON                                         CO
------------------------------------------------------------------------------


               This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated August 14, 1998 filed by Amersham Pharmacia Biotech Ltd ("APB Ltd"), an English company, Amersham Pharmacia Biotech Inc., ("APB Inc.") a Delaware company and wholly-owned subsidiary of APB Ltd, and APB Acquisition Corp., a wholly-owned subsidiary of APB Inc. (together with APB Ltd and APB Inc., the "Bidders") relating to the Bidders' offer to purchase all outstanding shares of Common Stock, $0.01 par value of Molecular Dynamics, Inc. (the "Company"), at $20.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1 (which are herein referred to as the "Offer").

               Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 2.  Identify and Background.

               (a) Item 2 of the Schedule 14D-1 is herby amended by adding the words "Nycomed Amersham plc" before the word "Purchaser."

Item 10. Additional Information.

               (a) Item 10(f) of the Schedule 14D-1 is hereby amended by deleting the words "October 31, 1998" from the first sentence in the first paragraph of Section 16 "Certain Conditions of the Offer" of the Offer to Purchase and replacing them with the words "the Expiration Date". Such change is reflected in the revised Offer to Purchase attached as exhibit (a)(1) hereto.

               (b) Item 10(f) of the Schedule 14D-1 is hereby amended by deleting Schedule I to the Offer to Purchase and substituting therefor the revised Schedule I included in the revised Offer to Purchase attached as exhibit (a)(1) hereto.

               (c) On September 14, 1998, the Bidders and the Company issued the joint press release attached hereto as Exhibit (a)(8). The information set forth in the press release is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

               (a)(1) Revised Offer to Purchase, dated as of August 14, 1998

               (a)(8) Joint Press Release, dated September 14, 1998


                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 1998

                                    APB Acquisition Corp.


                                    By:  /s/ David Dally
                                        ----------------------------------
                                        Name:  David Dally
                                        Title: President


                                    Amersham Pharmacia Biotech Inc.


                                    By:  /s/ Philip G. Douglas
                                        ----------------------------------
                                        Name:  Philip G. Douglas
                                        Title: President

                                    Amersham Pharmacia Biotech Ltd


                                    By:  /s/ Giles F. B. Kerr
                                        ----------------------------------
                                        Name:  Giles F. B. Kerr
                                        Title: Director


                                    Nycomed Amersham plc


                                    By:  /s/ Giles F. B. Kerr
                                        ----------------------------------
                                        Name:  Giles F. B. Kerr
                                        Title: Director


                                 EXHIBIT INDEX

Exhibit                                                          Sequentially
Number             Description                                   Numbered Page
-------            -----------                                   -------------

(a)(1)    Offer to Purchase, dated August 14, 1998.............

(a)(2)    Letter of Transmittal (including Guidelines for
            Certification of Taxpayer Identification Number
            on Substitute Form W-9)(*).........................

(a)(3)    Notice of Guaranteed Delivery(*).....................

(a)(4)    Letter to Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees(*)..............

(a)(5)    Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and Other
            Nominees(*)........................................

(a)(6)    Text of Press Release issued by Nycomed Amersham
            plc, dated August 10, 1998(*)......................

(a)(7)    Form of summary advertisement dated August 14,
            1998(*)............................................

(a)(8)    Joint Press Release, dated September 14, 1998........

(b)       Commitment Letter dated as of August 12, 1998 from
            Nycomed Amersham plc to Amersham Pharmacia
            Biotech Ltd(*).....................................

(c)(1)    Agreement and Plan of Merger dated as of August 9,
            1998, among the Company, Parent and Purchaser(*)...

(c)(2)    Stockholder Agreement dated as of August 9, 1998,
            among Purchaser, Parent, James M. Schlater and
            Jay T. Flatley(*)..................................

(c)(3)    Letter Agreement dated as of August 9, 1998 between
            the Company and Jay T. Flatley(*)..................

(d)       None.................................................

(e)       None.................................................

(f)       None.................................................

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       (*) Previously filed